K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

August 23, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock California Tax-Free Income Fund (the “Trust”) — File Nos. 033-31675 and 811-05979 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 8, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 52 under the Securities Act of 1933, as amended, and Amendment No. 55 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on June 23, 2017, accession no. 0001133228-17-004087 (the “Amendment”). The Amendment relates to the registration of Class R6 shares of John California Tax-Free Income Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

General Comment

1.	Comment — Please provide the exchange ticker symbol for Class R6 shares of the Fund on the front covers of the Fund’s prospectus and Statement of Additional Information (the “SAI”).

Response — The exchange ticker symbol of Class R6 shares of the Fund will be included on the front cover of the prospectus and the SAI when such class of shares is offered to the general public.

Prospectus Comments

2.	Comment — Under “Fund Summary — Fees and Expenses,” if the Trust intends to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the SEC staff in its no action letter to Capital Group (publicly available January 11, 2017) (“Capital Group”), please confirm that the conditions described in that letter regarding prospectus disclosure have been satisfied.

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Response — The Trust does not intend to designate Class R6 shares of the Fund as “Clean Shares” for purposes of the relief provided by the Capital Group letter. Accordingly, the Trust respectfully notes that no further confirmation is necessary in response to this comment.

3.	Comment — Under “Fund Summary — Fees and Expenses” in the “Annual Fund Operating Expenses” table, please either delete footnote no. 1 or disclose why expected transfer agency expenses for Class R6 shares, as referenced in the footnote, would be different from those borne by the Fund’s other share classes.

Response —The Trust believes that the footnote appropriately and adequately informs shareholders that the stated “other expenses,” including expected transfer agency expenses, are estimated for the first year of operations of the Fund’s Class R6 shares, and that no additional explanation is required. The Trust notes that transfer agency expenses for Class R6 shares may differ from those of the Fund’s other share classes due to differences in the expected investor base for Class R6 shares as compared to other share classes, as well as potential asset level changes. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Under “Fund Summary — Principal Risks,” please ensure the disclosure is not generic and fully describes how the Fund will use derivatives and the risks associated with the use of derivatives. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010 (the “Derivatives Disclosure Letter”).

Response — The Trust confirms that it has reviewed the derivatives disclosure included in the Fund’s prospectus and has determined that it is consistent with the views set forth in the Derivatives Disclosure Letter.

5.	Comment — Under “Fund Summary — Principal Investment Strategies” it is stated that the Fund may invest in derivatives. Please explain how derivatives will be valued for purposes of the Fund’s 80% Policy.

Response — The Trust reserves the right to use derivatives to count towards the Fund’s 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

6.	Comment — Under “Fund Summary — Past Performance,” please delete the sentence that reads: “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

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Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund Summary — Past Performance,” please move the first paragraph under “A note on performance” to a footnote following the bar chart.

Response — The Trust believes that the current placement of this disclosure in the introductory paragraph rather than in a footnote is appropriate because it prominently explains that the information presented is that of an older class of shares. The Trust believes that such placement is consistent with the intention of Form N-1A, as expressed in General Instruction C(1), “to promote effective communication between the Fund and prospective investors.” In addition, as the information applies to both the bar chart and table of average annual total returns, the Trust believes that its current placement is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — Under “Fund Summary — Past Performance,” under “A note on performance” it is stated that the returns shown are those of Class A shares, except that they do not include sales charges. Please explain the legal basis for excluding Class A sales charges from the presentation of Class A returns.

Response — The Trust believes that this approach is supported by the SEC staff’s views regarding the calculation of performance to reflect current sales charges in situations where the sales charge has changed over time. See question and answer no. 27 in the staff’s letter to the Investment Company Institute dated May 13, 1988. In the present case, the Trust is treating the Fund’s Class R6 shares (which have no sales load) as analogous to Class A shares that no longer charge a sales load.

9.	Comment — In “Fund Summary — Past Performance,” under the heading “Average annual total returns,” please reverse the order of the two indices shown, the Bloomberg Barclays Municipal Bond Index and the Bloomberg Barclays California Municipal Bond Index.

Response — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses.

10.	Comment — In the “Principal investment Strategies” section of “Fund Summary” and “Fund Details, it is stated that the Fund may invest in inverse floating rate securities. Please explain supplementally how the Fund maintains asset coverage for such securities.

Response — The Trust respectfully notes that the Fund does not currently invest in inverse floating rate securities and while the Fund does not anticipate making any such investments at this time, the Fund reserves the right to do so in the future in accordance with its principal investment strategies. Accordingly, the Trust does not believe that a discussion of any potential asset segregation requirements is necessary at this time.

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11.	Comment — Under “Fund Details — Principal Investment Strategies,” it is stated that the Fund may invest up to 20% of its net assets (plus any borrowings for investment purposes) in taxable and tax-free investment-grade short term securities. Please add these strategies to the “Fund Summary,” with corresponding risk disclosure under both “Fund Summary” and “Fund Details.”

Response — The Trust will consider adding this investment policy to the “Fund Summary” in the next routine annual update of the Fund’s prospectuses. However, with respect to disclosure regarding the risks of such investments, the Trust has determined that such risks are adequately and appropriately covered in the disclosure regarding credit and counterparty risk, fixed-income securities risk, and municipal bond risk (which addresses possible taxability).

12.	Comment — The section on “Municipal bond risk” in “Fund Details — Principal Risks of Investing” discusses the risk of investing in general obligation bonds. Please include investing in general obligation bonds in the “Principal Investment Strategies” sections of “Fund Summary” (with corresponding risk disclosure) and “Fund Details.”

Response — The Trust will consider making this change in the next routine annual update of the Fund’s prospectuses.

13.	Comment — Under “Fund Details — Principal Risks of Investing,” the third paragraph under “Hedging, derivatives, and other strategic transactions risk” discusses the regulatory risk to which derivatives are subject. Please add corresponding risk disclosure to “Fund Summary — Principal Investment Risks.”

Response — In response to this comment, the Trust will add the following to the “Hedging, derivatives, and other strategic transactions risk” disclosure in the “Fund Summary” in the next routine annual update of the Fund’s prospectuses:

Regulatory changes in derivative markets could impact the cost of or the fund’s ability to engage in derivative transactions.

14.	Comment — Under “Who’s Who — Investment Advisor,” please define the term “advisor” as used in the prospectus, particularly as the term “investment advisor” is used in this section.

Response — The Trust believes that the word “advisor” as used in the prospectus is reasonably understood to refer solely to John Hancock Advisers, LLC, which is identified in both “Fund Summary — Investment Management” and “Who’s Who — Investment Advisor” as the “investment advisor.” The terms “advisor” and “investment advisor” are used interchangeably in the prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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15.	Comment — Under “Who’s Who — Additional information about fund expenses,” please delete the following phrase from the first sentence of the second paragraph, “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 1 of this prospectus,” because there are no expense limitation arrangements disclosed in the fee table.

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee table. As many John Hancock funds do have contractual expense limitation arrangements that are described in their fee tables, in the interest of uniformity of disclosure across funds in the complex, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the phrase “that may not be waived” at the end of the second paragraph.

Response — In response to this comment, the last sentence of the second paragraph will be revised as follows (deletions struck through and additions underlined) in the next routine annual update of the Fund’s prospectuses:

Each such document also does not give rise to any contract or create rights in any individual shareholder, group of shareholders, or other person~~, other than with respect to any rights conferred explicitly by federal or state securities laws that may not be waived~~. The foregoing disclosure should not be read to suggest any waiver of any rights conferred by federal or state securities laws.

17.	Comment — Under “Transaction Policies — Execution of requests,” please add the disclosure required by Item 11(c)(7) and (c)(8) of Form N-1A.

Response — The Trust will make the requested change in the next routine annual update of the Fund’s prospectuses.

18.	Comment — The first paragraph of “Transaction Policies — Limitation on exchange activity” states that “Decisions to reject or cancel purchase orders (including exchanges) in the fund are inherently subjective and will be made in a manner believed to be in the best interest of the fund’s shareholders.” Please disclose if the Fund does not apply its limitations on exchange activity in a uniform manner.

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Response — As the Trust believes that it applies its limitations on exchange activity in a uniform manner, the Trust respectfully declines to make any changes in response to this comment.

SAI Comments

19.	Comment — Under “Investment Restrictions,” Fundamental Restriction No. 4, which relates to industry concentration, states that “This fundamental restriction does not apply to investments in tax-exempt municipal securities other than those tax-exempt municipal securities backed only by assets and revenues of non-governmental issuers.” Please disclose whether Fundamental Restriction No. 4 applies to tax-exempt municipal securities backed “principally” (rather than “only”) by assets and revenues of non-governmental issuers.

Response — Because this restriction is designated as a fundamental policy of the Fund, it may not be changed without the approval of a majority of the Fund’s outstanding securities (as defined in the 1940 Act). Accordingly, the restriction does not apply to tax-exempt municipal securities backed “principally” (rather than “only”) by assets and revenues of non-governmental issuers. We note that the Fund does not invest in any tax-exempt security that is backed both by governmental and non-governmental issuers.

20.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17(a) of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

21.	Comment — In the table of Trustee biographies under “Those Responsible for Management,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

Response — The Trust believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Trust respectfully declines to make changes in response to this comment.

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22.	Comment — In the table under “Those Responsible for Management — Trustee Ownership of Shares of the Fund,” please revise references to Fund share ownership of “$100,001 or more” to “Over $100,000,” as set forth in Item 17(b)(4) of Form N-1A.

Response — The Trust has made the requested change.

23.	Comment — Under “Investment Management Arrangements and Other Services — The subadvisory agreement — Subadvisory fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

24.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — The Trust notes that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: . . . the procedures that will be used to ensure that such information remains confidential and is not traded upon . . . .” Because the term “exceptions” in the quoted portion of the SAI refers to the listed entities that receive the Fund’s material nonpublic holdings information, the Trust believes that the current disclosure is appropriate and, accordingly, respectfully declines to make any changes in response to this comment.

*       *       *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Thomas Dee, Assistant Secretary of the Trust